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Exhibit 12.1

CALCULATION OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended July 31,								Nine Months Ended April 30,
	Restated(A)							Pro Forma	Restated(A)
	2000	2001	2002		2003		2004	2004	2004	2005
Fixed Charges:
Interest Expense	$13,377	$12,887	$12,548		$16,838		$11,745	$3,470	$11,305	$1,931
Amortization of capitalized interest	179	205	368		458		289	289	233	133
Amortization of deferred debt issue costs	746	773	1,080		1,696		7,106	1,140	6,044	872
Portion of rent expense representative of interest	19,013	26,260	21,867		24,072		24,172	24,172	18,578	23,753
Total fixed charges	$33,315	$40,125	$35,863		$43,064		$43,312	$29,071	$36,160	$26,689
Earnings:
Income (loss) from continuing operations before income/loss from equity investee	$11,445	$37,138	$(19,000)		$(29,751)		$9,894	$24,135	$5,146	$67,274
Total Fixed Charges	33,315	40,125	35,863		43,064		43,312	29,071	36,160	26,689
Total Earnings	$44,760	$77,263	$16,863		$13,313		$53,206	$53,206	$41,306	$93,963
Ratio of Earnings to Fixed Charges	1.34	1.93	(B	)	(B	)	1.23	1.83	1.14	3.52

(A)
The historical information in this document has been restated. The effect of this restatement on prior periods is given in more detail in Notes 16 and 18 of Notes to Consolidated Financial Statements included in our Form 10-K for the period ended July 31, 2004 incorporated by reference herein.

(B)
Our consolidated ratio of earnings to fixed charges was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $19,000,000 and $29,751,000 for the fiscal years ended July 31, 2002 and 2003, respectively.

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CALCULATION OF EARNINGS TO FIXED CHARGES